Exhibit 99.3

NOT FOR DISTRIBUTION OR RELEASE IN OR INTO ANY JURISDICTION IN WHICH OFFERS OR
SALES WOULD BE PROHIBITED BY APPLICABLE LAW

Azure Power Announces Rights Offering for Equity Shares

Ebene, December 27, 2021: Azure Power Global Limited (NYSE: AZRE), an independent renewable power producer in India, announced today that its Board of Directors has approved a rights offering to raise proceeds of up to $249,938,599 . Pursuant to the rights offering, each shareholder of the Company will receive one non-transferable subscription right (a “Right”) for each equity share, par value $0.000625 per share (an “Equity Share”) held as of 5:00 p.m., Eastern Time, on January 6, 2022 (the “Record Date”). The rights offering will be made only by means of a prospectus, and this announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Company’s securities.

SUMMARY OF THE TERMS OF THE OFFERING

•	Each shareholder of the Company will receive one Right for each Equity Share held as of 5:00 p.m., Eastern Time, on the Record Date which shall be January 6, 2022.

•	Each Right will entitle the holder to purchase 0.3275 Equity Shares, at the subscription price of $15.79 per whole Equity Share.

•	No fractional Equity Shares will be issued in the rights offering. Any fractional Equity Shares created by the exercise of the Rights will be rounded down to the nearest whole share.

•	The Rights are non-transferable and will not be listed on the New York Stock Exchange (“NYSE”) or any other stock exchange or market.

•	CDPQ Infrastructures Asia Pte Ltd. (“CDPQ”), which held as of December 23, 2021, 24,259,272 Equity Shares that represented 50.2% of the Company’s outstanding Equity Shares, and OMERS Infrastructure Asia Holdings Pte. Ltd. (“OMERS”), which held as of December 23, 2021, 9,333,178 Equity Shares that represented 19.3% of the Company’s outstanding Equity Shares, have each entered into a Backstop Agreement with the Company. Under the Backstop Agreements, CDPQ and OMERS have agreed with the Company to exercise fully all their Basic Subscription Rights in this rights offering. In addition, under the Backstop Agreements, CDPQ and OMERS have agreed with the Company to purchase any Equity Shares that remain unsubscribed as a result of any unexercised Rights in the rights offering.

•	The distribution of the Rights is expected to commence on January 7, 2022, to holders of Equity Shares of record as of the Record Date.

•	The rights offering expires at 5:00 p.m., Eastern Time, on January 24, 2022 (the “Expiration Date”), unless extended by the Company.

The subscription agent for the rights offering will send a Rights certificate to each registered holder of the Company’s Equity Shares as of the close of business (Eastern time) on the Record Date, based on the Company’s registry maintained at the transfer agent for its Equity Shares. Holders of Equity Shares in “street name” through a brokerage account, bank, or other nominee will not receive a physical Rights certificate, and instead, such holders must instruct their broker, bank, or nominee whether or not to exercise subscription Rights on their behalf. For any questions or further information about the rights offering, please call Georgeson LLC, the information agent for the rights offering, at (888) 607-9107 (U.S. toll-free) or + 1 781-575-2137 (for international calls).

The rights offering will be made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-249479), as amended, on file with the Securities and Exchange Commission (the “SEC”), and a prospectus supplement filed with the SEC today.

The information herein is not complete and is subject to change. This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Rights, Equity Shares or any other securities, nor will there be any sale of the Rights, Equity Shares or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This document is not an offering, which can only be made by a prospectus. The base prospectus contains additional information about the Company, and the prospectus supplement contains additional information about the rights offering and should be read carefully before investing. For any questions or further information about the rights offering, or to obtain a prospectus supplement and the accompanying prospectus, when available, please contact Georgeson LLC, the information agent for the rights offering, at (888) 607-9107 (U.S. toll-free) or + 1 781-575-2137 (for international calls).